06009123

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NNUAL AUDITED REPORT
FORM X-17A-5
PART III

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AB 7/8

SEC FILE NUMBER
8- 37783

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2005 (MM/DD/YY) AND ENDING 03/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R. T. Jones Capital Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

SEC MAIL PROCESSING SECTION RECEIVED WASH, D.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8151 Clayton Road, Suite 200
(No. and Street)

St. Louis (City) Missouri (State) 63117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert T. Jones (314) 783-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Charles K. Moore, CPA
(Name – *if individual, state last, first, middle name*)

2900 S. Brentwood Blvd. (Address) Brentwood (City) Missouri (State) 63144 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BA

AB 7/8/06

OATH OR AFFIRMATION

I, Robert T. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. T. Jones Capital Equities, Inc., as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"NOTARY SEAL"
Jane A. Davidson, Notary Public
St. Louis County, State of Missouri
My Commission Expires 9/21/2008

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. T. Jones Capital Equities, Inc.

Financial Statements and Supplementary Schedules

March 31, 2006

R. T. Jones Capital Equities, Inc.

Table of Contents

CHARLES K. MOORE
CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report

2900 S. Brentwood Blvd.
Brentwood, Missouri 63144
Office 314/918-9236
Fax 314/961-4425

Board of Directors
R. T. Jones Capital Equities, Inc.
St. Louis, Missouri

I have examined the accompanying statement of financial position of R. T. Jones Capital Equities, Inc. as of March 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R. T. Jones Capital Equities, Inc. as of March 31, 2006, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of operating expenses on page 10 is presented for the purpose of additional analysis, and is not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charles K. Moore

Charles K. Moore
Certified Public Accountant
May 23, 2006

R. T. Jones Capital Equities, Inc.
Statement of Financial Position
March 31, 2006

Assets

Current assets:		
Cash	$ 110,067	
Investment securities, at market (cost $70,119, unrealized gain $8,374)	78,793	
Accounts receivable	36,966	
Employee advances and other receivables	27,071	
Due from affiliated company	380,366	
Investment in Columbia Lakes Management, L.L.C.	2,924	
Prepaid income taxes	31,918	
Prepaid expenses	13,337	
Total current assets		$ 681,442
Fixed assets	164,760	
Less: accumulated depreciation	(120,031)	
Net fixed assets		44,729
Other assets:		
Deposits	30,300	
Total other assets		30,300
Total assets		$ 756,471

See the Accountant's Report and the accompanying footnotes.

R. T. Jones Capital Equities, Inc.
Statement of Financial Position
March 31, 2006

Liabilities and stockholder's equity

Current liabilities:		
Accounts payable	$ 47,944	
Commissions payable	51,545	
Due to affiliated company	20,887	
Payroll taxes payable	2,102	
Total current liabilities		$ 122,479
Stockholder's equity:		
Common stock:		
Authorized 500 shares of $1.00 par value; issued and outstanding 500 shares	500	
Additional paid-in capital	116,242	
Retained earnings	517,251	
Total stockholder's equity		633,993
Total liabilities and stockholder's equity		$ 756,471

See the Accountant's Report and the accompanying footnotes.

R. T. Jones Capital Equities, Inc.
Statement of Income
For the year ended March 31, 2006

Commission and fee income	$ 1,682,051	100.0%
Operating expenses (page 10)	1,650,967	98.1%
Income from operations	31,084	1.9%
Investment income	14,134	0.8%
Income before taxes	45,219	2.7%
Income tax expense	13,639	0.8%
Net income	$ 31,580	1.9%

See the Accountant's Report and the accompanying footnotes.

R. T. Jones Capital Equities, Inc.
Statement of Changes in Stockholder's Equity
For the year ended March 31, 2006

	Common Stock		Paid-in	Retained
	Shares	Amount	Capital	Earnings
Balance April 1, 2005	500	$ 500	$ 116,242	$ 485,671
Net income	-	-	-	31,580
Dividends paid	-	-	-	-
Balance March 31, 2006	500	$ 500	$ 116,242	$ 517,251

See the Accountant's Report and the accompanying footnotes.

R. T. Jones Capital Equities, Inc.
Statement of Cash Flows
For the year ended March 31, 2006

Cash flows provided by (used for) operating activities:	
Net income	$ 31,580
Adjustments to reconcile net income to net cash (used for) operating activities:	
Depreciation and amortization	20,897
(Increase) decrease in assets:	
Investment securities	(9,241)
Accounts receivable	35,560
Employee advances and other receivables	(6,531)
Due from affiliated company	(44,974)
Investment in Columbia Lakes Management, L.L.C.	(3,597)
Prepaid income taxes	(31,918)
Prepaid expenses	64
Deposits	4,711
Increase (decrease) in liabilities:	
Accounts payable	31,285
Commissions payable	(58,856)
Due to affiliated company	20,887
Payroll taxes payable	542
Income taxes payable	(29,242)
Net cash (used for) operating activities	(38,833)
Cash flows from investing activities:	
Fixed asset acquisitions, net	(28,331)
Net cash decrease	(67,164)
Cash, beginning of year	177,231
Cash, end of year	$ 110,067

See the Accountant's Report and the accompanying footnotes.

R. T. Jones Capital Equities, Inc.
Notes to Financial Statements
March 31, 2006

1. Summary of Significant Accounting Policies

Description of Business:

R. T. Jones Capital Equities, Inc. (the "Company") is a registered broker/dealer in securities. The Company was formed for the purpose of trading in and dealing with limited partnership units, stocks, bonds, and all other types of securities and for the purpose of the management of accounts as a registered investment advisor. The Company is an introducing broker who carries the accounts on a fully disclosed basis and does not hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from SEC Rule 15c3-3.

Effective October 1, 2004, the Company significantly reduced the account management services. The majority of the managed accounts were transferred to an affiliated company, R. T. Jones Capital Equities Management, Inc. (CEM). CEM was established to manage customers' accounts and perform the majority of the registered investment advisory services. The Statement of Income for March 31, 2006 accordingly, does not include the results of managing those accounts.

Revenue and Expense Recognition:

Income and expenses are recorded on the accrual basis of accounting. Commission revenue is recorded on a settlement day basis, generally the third business day following the transaction. The difference for generally accepted accounting purposes is not material.

Investment Securities:

Investment securities are marketable securities stated at fair market value, net of unrealized holding gains and losses. Interest and dividends are recognized in income when earned. Realized gains and losses are determined on the basis of the actual cost of the securities sold.

Accounts Receivable:

No allowance for doubtful accounts was considered necessary. In the opinion of management, all of the accounts receivable are considered to be realizable at the amounts stated as of March 31, 2006.

Fixed Assets:

Fixed assets are stated at cost. Depreciation is computed using accelerated tax methods for financial statement reporting and tax reporting. Depreciation expense for March 31, 2006 was $20,897.

Reporting Entity:

The Company is a wholly owned subsidiary of R. T. Jones and Associates, Inc. There were no inter-company fees earned or incurred by the Company for the fiscal year March 31, 2006.

Income Taxes:

The Company files a consolidated income tax return with the parent company and an affiliated company (CEM). Income tax expense for the year ended March 31, 2006 was $13,639.

2. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. Under the rule, the Company's aggregate indebtedness cannot exceed 1500 percent of net capital. The Company's percentage of aggregate indebtedness to net capital was 118.25 percent as of March 31, 2006. The rule also requires that equity capital may not be withdrawn nor cash dividends paid if the Company's net capital would fail to equal 120 percent of the minimum dollar amount required. As of March 31, 2006, the Company had allowable net capital of $103,579 which was $53,579 in excess of the minimum required.

3. Related Party Transactions

The Current asset, Investment in Columbia Lakes Management, L.L.C., in the amount of $2,924 represents the Company's fifty percent interest in the management company that has a one percent interest in Columbia Lakes Development, L.L.C., a real estate development in Columbia, Illinois. On March 31, 2006, the company had a positive capital account balance of $2,924.

4. Employee Benefit Plans

The Company covers all qualified employees and their families under medical, disability and dental health insurance plans on a contributory basis with the Company paying for fifty percent of the employees' cost and none of the dependent cost.

All employees are covered by a defined contribution 401(k) plan. The Company contribution for March 31, 2006 was $5,681.

5. Lease Obligations

The Company exercised the lease renewal option of its premises on December 16, 2005. The lease renewal is effective for the five-year period from June 1, 2006 to May 31, 2011. The five-year renewal's basic monthly rent is $9,778. In addition to basic rent the Company is obligated to pay its share of future operating cost and real estate tax increases based upon an agreed upon formula. The company is obligated to pay basic rent for its premises for the following amounts over the next six fiscal years:

March 31, 2007	$ 117,336
March 31, 2008	117,336
March 31, 2009	117,336
March 31, 2010	117,336
March 31, 2011	117,336
March 31, 2012	19,556
Total lease obligation	$ 606,236

Rent expense, net for March 31, 2006 was $95,747. The rent expense is net of $23,980 sublease income from the affiliated company (CEM).

6. Contingency

Subsequent to March 31, 2006, the company entered into an oral agreement to settle an employment matter with a former employee. A written settlement agreement has been prepared but has not yet been executed. The settlement cost will be expensed upon execution and payment of the agreement.

Supplementary Schedules

R. T. Jones Capital Equities, Inc.
Schedule of Operating Expenses
For the year ended March 31, 2006

Operating expenses:		
Salaries and wages	$ 195,921	11.6%
Advertising and promotion	23,808	1.4%
Brokerage and clearing fees	37,428	2.2%
Commissions	979,203	58.2%
Communications	55,281	3.3%
Depreciation and amortization	20,897	1.2%
Insurance	36,184	2.2%
Licenses, taxes and fees	76,454	4.5%
Office supplies and expenses	25,690	1.5%
Other operating expenses	26,183	1.6%
Professional and consulting fees	49,834	3.0%
Rent expense, net	95,747	5.7%
Travel and entertainment	28,337	1.7%
Total operating expenses	$ 1,650,967	98.1%

See the Accountant's Report and the accompanying footnotes.

CHARLES K. MOORE
CERTIFIED PUBLIC ACCOUNTANT

2900 S. Brentwood Blvd.
Brentwood, Missouri 63144
Office 314/918-9236
Fax 314/961-4425

Supplementary Information Pursuant to SEC Rule 17a-5

My audit was made for the purpose of forming an opinion on the basic financial statement taken as a whole.

The information contained in the schedules in the following pages is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is stated fairly in all material respects in relation to the basic financial statements taken as a whole. The schedules present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Charles K. Moore
Certified Public Accountant
May 23, 2006

R. T. Jones Capital Equities, Inc.
Computation of Net Capital
March 31, 2006

Net capital computation:		
Stockholder's equity		$ 633,993
Deductions and/or charges:		
Non-allowable assets:		
Management and consulting fees	7,499	
Other receivables	27,071	
Due from affiliated companies	380,366	
Investment in Columbia Lakes Management, L.L.C.	2,924	
Prepaid income taxes	31,918	
Prepaid expenses	13,337	
Fixed assets	44,729	
Deposits	20,300	
		(528,144)
Haircuts on securities:		
Other securities	2,270	
		(2,270)
Net capital		$ 103,579

R. T. Jones Capital Equities, Inc.
Computation of Net Capital Requirement
and Schedule of Aggregate Indebtedness
March 31, 2006

Computation of Net Capital Requirement

Minimum net capital required (6 2/3 % of: aggregate indebtedness)	$ 8,164
Minimum dollar net capital requirement	$ 50,000
Net capital requirement (greater of the above)	$ 50,000
Excess net capital	$ 53,579
Excess net capital at 1000%	$ 91,331
Percentage of aggregate indebtedness to net capital	118.25%
Percentage of debt to debt-equity	N/A

Schedule of Aggregate Indebtedness

Accounts payable	$ 47,944
Commissions payable	51,545
Due to affiliated company	20,887
Payroll taxes payable	2,102
Aggregate indebtedness	$ 122,479

R. T. Jones Capital Equities, Inc.
Explanation of Audit Differences
March 31, 2006

Aggregate Indebtedness

Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 for March 31, 2006	$ 114,823
Reconciliation items:	
Increase in Accounts payable and other liabilities	5,224
Increase in Due to affiliated company	2,432
Aggregate indebtedness as computed in this report	$ 122,479

Net Capital

Net capital as reported by registrant in Part II of Form X-17A-5 for March 31, 2006	$ 103,428
Reconciliation items:	
Increase in income	12,098
(Increase) in expenses	(2,284)
(Increase) in allowable assets	(8,674)
(Increase) in non-allowable assets	(121)
(Increase) in haircut on securities	(868)
Net capital as computed in this report	$ 103,579

R. T. Jones Capital Equities, Inc.
Explanation of Audit Differences
March 31, 2006

Assets

Total assets as reported by registrant in Part IIA of Form X-17A-5 for March 31, 2006	$ 739,002
Increase in Investments	8,374
Increase in Investment Columbia Lakes Management, LLC	2,927
Increase in Employee advances and other receivables	6,194
(Decrease) in Prepaid income taxes	(26)
Total assets as computed in this report	$ 756,471

CHARLES K. MOORE
CERTIFIED PUBLIC ACCOUNTANT

2900 S. Brentwood Blvd.
Brentwood, Missouri 63144
Office 314/918-9236
Fax 314/961-4425

Report on Internal Accounting Control

Board of Directors
R. T. Jones Capital Equities, Inc.
St. Louis, Missouri

I have audited the financial statements of R. T. Jones Capital Equities, Inc. for the year ended March 31, 2006, and have issued my report thereon dated May 23, 2006. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of practices that are considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and procedures for determining compliance with exemptive procedures (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and documentation of differences required by Rule 17a-13 or (2) in complying with the requirement for prompt payment for securities under Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers nor perform custodial functions relating to customer securities.

The management of R. T. Jones Capital Equities, Inc. is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which R. T. Jones Capital Equities, Inc. has responsibilities are safeguarded against loss from unauthorized use or disposition, and that transactions are

executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the rise that they may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of R. T. Jones Capital Equities, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for it's purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe the R. T. Jones Capital Equities, Inc.'s practices and procedures were adequate at March 31, 2006 to meet the Commission's objectives.

At March 31, 2006, the Company was in compliance with the conditions of its exemption from Rule 15c3-3 and no facts came to my attention during my examination that indicated that such conditions has not been complied with during the period under review.

This report is intended solely for the use of management, the National Association of Securities Dealers, and the Securities and Exchange Commission, and should not be used for any other purpose.

Charles K. Moore

Charles K. Moore
Certified Public Accountant
May 23, 2006